20004089

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Williams LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Haxall Point; 9th Floor
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Hart — 804-513-6923
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 09 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jason Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harris Williams LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAYLA HOPE SARGEANT
NOTARY PUBLIC
REG# 7698348
MY COMMISSION EXPIRES 07/31/2020
COMMONWEALTH OF VIRGINIA

Signature

Finance Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harris Williams

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

SEC ID: 8-53380

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

www.harriswilliams.com

1001 Haxall Point, 9th Floor | Richmond, Virginia 23219
Phone (804) 648-0072 | Fax (804) 648-0072
www.harriswilliams.com | Member FINRA/SIPC

Harris Williams

TABLE OF CONTENTS

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Manager and Officers
Harris Williams LLC
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Harris Williams LLC and subsidiaries (collectively, the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2004.

Glen Allen, Virginia
February 27, 2020

Certified Public
Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

Consolidated Statement of Financial Condition

December 31, 2019
(in thousands)

ASSETS

Cash and cash equivalents	$	354,025
Accounts receivable - net		1,239
Prepaid expenses		1,463
Property and equipment - net		12,735
Right-of-use assets, operating - net		27,831
Right-of-use assets, financing - net		376
Income taxes receivable from PNC		3,299
Deposits		1,017
Goodwill		187,857
	$	589,842

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued compensation	$	112,102
Deferred compensation		30,926
Accrued expenses		6,954
Finance leases		378
Operating leases		32,086
Deferred income		1,907
Due to Parent		42
Deferred income taxes		10,797
Total Liabilities		195,192
Member's Equity - net of accumulated other comprehensive loss of $2,805		394,650
	$	589,842

See accompanying notes to the consolidated financial statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

(in thousands)

1. Summary of Significant Accounting Policies:

Nature of Business: Harris Williams LLC d/b/a Harris Williams is a broker-dealer organized in the Commonwealth of Virginia. As a broker-dealer, Harris Williams is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). Harris Williams is an investment banking firm that provides mergers and acquisitions advisory services.

Consolidation: Harris Williams LLC is a single-member limited liability company that is a wholly-owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly-owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The accompanying financial statements include the consolidated results of Harris Williams LLC, Harris Williams UK Holdings LLC ("HWUKH"), a wholly-owned subsidiary of Harris Williams LLC, Harris Williams & Co. Ltd, a wholly-owned subsidiary of HWUKH, and Harris Williams Corporate Finance Advisors GmbH, a wholly-owned subsidiary of HWUKH (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Accounting: The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates: The preparation of the consolidated financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash held at Parent. Cash and cash equivalents also include money market funds, which are highly liquid investments that are readily convertible to cash and typically have a dollar-weighted average maturity of 60 days or less. The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. These investments are stated at cost, which approximates fair value.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized. Upon retirement or sale of an asset, the cost and accumulated depreciation and amortization are removed from the accounts.

Foreign Currency Translation: Harris Williams Ltd has operations in the United Kingdom and Harris Williams Corporate Finance Advisors GmbH has operations in Germany. Transactions for Harris Williams Ltd and Harris Williams Corporate Finance Advisors GmbH are settled in British Pounds or Euros and are converted to U.S. Dollars for accounting purposes at prevailing exchange rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

1. Summary of Significant Accounting Policies, Continued:

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable. To minimize risk, the Company extends credit to customers after an evaluation for credit worthiness; however, the Company does not require collateral or other security from customers. The Company maintains its cash balances in several financial institutions, one of which is an operating account with PNC. The balances are insured by the Federal Deposit Insurance Corporation up to $250. The Company regularly has funds in excess of $250.

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting. All accounts aged greater than 120 days are fully reserved. The allowance for doubtful accounts at December 31, 2019 was $380.

Income Taxes: The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company is a participant in a master tax sharing policy with PNC. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group.

Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group. The Company makes payments to PNC to settle its allocation of tax liability.

The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

Income Tax Uncertainties: The Company follows Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

1. **Summary of Significant Accounting Policies, Continued:**

Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance.

Recently Adopted Accounting Guidance: In February 2016, the FASB issued ASU 2016-02 – Leases (Topic 842). The update requires that all leasing activity with initial terms in excess of twelve months be recognized on the statement of financial position with a right of use asset and a lease liability. The standards require entities to classify leases as either a finance or operating lease based upon the contractual terms. Lessees record a right of use asset with a corresponding liability based on the net present value of rental payments. The Company adopted the standard during 2019, under the modified retrospective approach. For prior periods, The Company elected a package of practical expedients that together allows an entity to not reassess (i) whether a contract is or contains a lease, (ii) lease classification and (iii) direct costs. The adoption of Topic 842 resulted in the recording of both an operating and financing right of use asset and corresponding liability on the Company's statement of financial condition.

Goodwill: The Company evaluates the impairment of goodwill at least annually using the qualitative approach, in the fourth quarter, or when events or changes in circumstances indicate that the assets might be impaired. Impairment losses are recognized in the period of determination. The Company completed its evaluation in 2019 and an impairment charge was not required based on the results.

Subsequent Events: Management has evaluated subsequent events through February 27, 2020, the date the consolidated financial statements were issued, and has determined that there are no subsequent events to be reported in the accompanying consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

2. Property and Equipment:

Property and equipment at December 31, 2019 consisted of:

Furniture and fixtures	$	3,688
Data processing equipment		1,376
Leasehold improvements		8,048
Office equipment		3,607
Software		5,986
Assets in progress		2,523
		25,228
Less accumulated depreciation and amortization		12,493
Net property and equipment	$	12,735

3. Accrued Compensation:

For the year-ended December 31, 2019, the Company's Compensation Committee determined a cash bonus accrual of discretionary compensation of $109,915 based on its 2019 operating results which is recorded as a component of accrued compensation on the consolidated statement of financial condition. This amount was earned by eligible participants during the annual 2019 service period. The Company has determined that $87,925 of the 2019 cash bonus pool will be paid to eligible participants in March 2020 and the remainder of $21,990 will be paid in March 2021 to participants who earned the bonus during the annual 2019 service period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

4. Leases:

The Company occupies office space under cancelable and non-cancelable operating lease arrangements. These lease arrangements include escalation clauses which are recognized on a straight-line basis over the life of the lease. The Company also enters into finance leases for office equipment. Generally, The Company has elected to use the Overnight Indexed Swap rate corresponding to the term of the lease at the lease measurement date as the incremental borrowing rate to measure the right-of-use asset and lease liability. Leases with an initial term of 12 months or less are not recorded on the balance sheet; The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Future minimum lease payments are as follows:

	Finance	Operating	Total
2020	$ 224	$ 4,966	$ 5,190
2021	125	4,283	4,408
2022	35	4,341	4,376
2023	-	4,272	4,272
2024	-	4,142	4,142
Thereafter	-	13,130	13,130
Undiscounted Lease Payments	384	35,134	35,518
Less Interest	(6)	(3,048)	(3,054)
Total Lease Liabilities	$ 378	$ 32,086	$ 32,464

The weighted-average remaining lease term and discount rate for operating leases was 7.79 years and 2.33%, respectively. The weighted-average remaining lease term and discount rate for finance leases was 1.62 years and 1.82%, respectively. The Company also has a lease for commercial office space in Frankfurt which calls for monthly payments of 17€ through October 2023. Most leases contain clauses that provide for the Company to pay a percentage of the lessors' operating expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

5. Income Taxes:

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following at December 31, 2019:

Accrued compensation	$ 27,441
Goodwill	(36,952)
Accrued costs and other	(1,286)
Net operating losses from foreign subsidiaries	9,050
Valuation allowance for net operating losses from foreign subsidiaries	(9,050)
Net deferred tax liability	$ (10,797)

The Company has provided a valuation allowance against its net operating losses from foreign subsidiaries due to the present uncertainties regarding their ultimate realization. As of December 31, 2019, the Company had net operating loss carryforwards from foreign subsidiaries of $40,395. The timing and manner in which the operating loss carryforwards from foreign subsidiaries may be utilized in any year will be limited by the foreign subsidiaries' ability to generate future earnings. The operating loss carryforwards do not expire and may be carried forward indefinitely.

6. Employee Benefit Plans:

PNC sponsors a defined contribution 401(k) plan (the "Plan") covering substantially all United States-based employees. Employees may make voluntary contributions to the Plan up to 20% of their pretax annual compensation. The Plan provides for a Company match of up to 4% of the employees' compensation. Employees are eligible to participate on the first day of the month following the date of hire and are vested after three years of employment.

PNC sponsors a defined contribution pension plan (the "Pension Plan") covering substantially all Harris Williams Ltd and Harris Williams Corporate Finance Advisors GmbH employees. The Pension Plan provides for a minimum 5% employer contribution for all enrolled participants. Additionally, employees may make voluntary contributions to the Pension Plan. The Pension Plan provides for a Company match of up to an additional 5% of the employees' compensation. Eligibility is available to all permanent employees ordinarily working at Harris Williams Ltd who have a contract of employment of greater than three months.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

7. Deferred Compensation Plan:

The Company participates in a deferred compensation plan sponsored by PNC. For qualified employees, a percentage of the total compensation above specified thresholds is deferred into the plan.

The deferred component is awarded in the form of a grant of cash-payable restricted share units (the "Units"), and payable to the employees on a rolling three-year schedule. The Units are revalued quarterly based upon the quoted market price of PNC's Class A Common shares, and a corresponding gain or loss is recognized. During 2019, The Company granted $20,492 of Units. The accrued liability for restricted share units was $29,732 at December 31, 2019 and is recorded as deferred compensation on the consolidated statement of financial condition. While there are time-based and other vesting criteria, there are no market or performance criteria associated with these awards.

8. Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2019, the Company had net capital of $173,280, which was $163,925 in excess of required minimum net capital of $9,355. The Company's net capital ratio was .81 to 1.

The Company is exempt under rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Revenue Requirements pursuant to Rule 15c3-3.

9. Related Party Transactions:

The Parent provides administrative services to the Company under a management agreement. At December 31, 2019, the Company owed $42 to the Parent.

The Company leases space for its Cleveland and Washington D.C. offices from the Parent on a month-to-month basis.

Additionally, the Company maintains checking accounts at the Parent.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT, CONTINUED

(in thousands)

10. Guarantees:

Consistent with customary investment banking practices, the Company's liability under its engagement agreements is generally limited to the amount of fees paid to the Company. PNC maintains certain errors and omissions insurance coverages which covers Harris Williams LLC and believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.

11. New Accounting Pronouncements:

In June 2016, the FASB issued *ASU 2016-13, Financial Instruments – Credit Losses,* commonly referred to as the Current Expected Credit Losses ("CECL") standard. The CECL guidance replaces the measurement, recognition and disclosure guidance for all credit-related reserves. The Company's accounts receivables are within scope of CECL and require an allowance for expected credit losses for the remaining life of the assets upon inception under the new guidance. The Company adopted the CECL standard on January 1, 2020 through a modified retrospective approach which requires a cumulative-effect adjustment to retained earnings. The adoption of CECL will not have a material impact on the Company's consolidated financial condition.

In January 2017, the FASB issued *ASU 2017-04, Simplifying the Test for Goodwill Impairment*. This guidance eliminates Step 2 from the goodwill impairment test to simplify the subsequent measurement of goodwill under which a loss was recognized only if the estimated implied fair value of the goodwill is below its carrying value. This guidance requires impairment to be recognized if the reporting unit's carrying value exceeds the fair value. The Company adopted this standard on January 1, 2020, and does not expect the adoption of this standard to impact its consolidated operations or consolidated financial condition.